UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

Waterloo House
100 Pitts Bay Road
Pembroke HM 08
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

TRANSACTION IN OWN SHARES

Aspen Insurance Holdings Limited (“Aspen” or the “Company”), a wholly owned subsidiary of Sompo International Holdings Ltd. and a member of the Sompo Holdings, Inc. group of companies, announced today that it has purchased the following number of its preferred shares on October 30, 2026 in a privately negotiated transaction.

Trading Symbol	Class of Securities	Number of Shares Purchased	Price per Share	Aggregate Purchase Price
AHL PRD	5.625% Perpetual Non-Cumulative Preference Shares	1,066,000	$18.30	$19,507,800
AHL PRE	Depository Shares, each representing a 1/1000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Shares	2,798,000	$18.30	$51,203,400

The Company has notified the New York Stock Exchange that it intends to cancel the repurchased shares on November 13, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: October 30, 2026	By:	/s/ Carrie Rosorea
	Name:	Carrie Rosorea
	Title:	Chief Financial Officer